Filed by The NASDAQ OMX Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NYSE Euronext

Commission File No.: 001-33392

NASDAQ OMX and ICE announce joint proposal to acquire NYSE Euronext

Transcript of Employee Communication Video by Bob Greifeld (Posted to NASDAQ OMX Intranet)

April 1, 2011

Good morning. As most of you are probably aware, the reason for this call is to go through the announcement that we made earlier today. Earlier today we announced that in conjunction with our partner, ICE, we put in a bid to acquire NYSE Euronext. Now, we here at NASDAQ OMX are proud of our strategy group and are proud of the fact that we understand all of the different assets, all the different competitors across the globe. Now we have a point of view of how they might fit or might not fit into our strategic plan. We have to admit, we never planned to have the opportunity to bid for the New York Stock Exchange, NYSE Euronext. We were certainly surprised that they entered into a transaction that valued their stock at $35, when the open market was $33. We have spent the last several weeks in partnership with ICE analyzing this transaction and seeing if we could bring incremental value to NYSE’s shareholders, customers, employees and all stakeholders.

Now when we think about our situation, the management team, the employee team, here at NASDAQ OMX, has had an outstanding execution of our business plan. That was witnessed by the record earnings in the 4th Quarter and I’m proud to preannounce today that the first quarter will again set record earnings. This performance has given us the flexibility to consider whether we want to take advantage of this unexpected opportunity. The bid today is entirely consistent with the long-term stated strategic goal to lever massive scale against extreme efficiency. We have executed this playbook before, and given the opportunity, we will execute it again. Our acquisition discipline requires that all transactions: one, must be strategically significant, two, lever the mother ship in some fundamental way, and three, must accrete to our shareholders within a year. For larger transactions we can go longer, but not so much longer that we have to predict the future and have to be concerned about how external events might change our world. This transaction fits within those criteria and we will deliver accretion to our shareholders within twelve to eighteen months.

This accretion is within the context of a capital structure that maintains our investor grade rating. We will utilize the substantial cash flow to rapidly de-lever, and as soon as we reach our target leverage ratio, we will reignite our capital return plan to shareholders. This capital return plan will consider dividends (yes, dividends) and also share buybacks. In the context of this larger organization, the cash flow is certainly important for this objective. Implicit in this plan of accretion and capital returns in short order is a belief in our proven ability to integrate. It is also implicit in our belief in the employees at

NASDAQ OMX and NYSE Euronext. As with all other previous transactions, we expect a rapid convergence of cultures, driven by a meritocracy based upon performance.

Now with this transaction, many people will ask, what about the U.S. listings business? With respect to the listings business, obviously this transaction says that we see the listings business as a global business and as competition as being global. And the fact that companies can list in places that are not related to their place of business or the locale of the corporate or legal officers proves that. Interestingly, in the proposed transaction with Deutsche Börse, they are going to be having their headquarters in the Netherlands and listing not in the Netherlands, but in Frankfurt or New York. Clearly corporations have the ability to look at the global landscape when they choose their listings decisions. As examples of the global nature of listings, since 1995, the U.S. share of global listings has shrunk quite dramatically. In the U.S. we once had 8,000 publically listed companies. We now have 5,000. At the same time, back in 1995, the rest of the world had 23,000 listings, now they have 40,000, clearly a global market where the U.S share is smaller. In fact, when we look at 2010, capital raised in the U.S. was only 16 percent. If you take out General Motors, it was only 10 percent.

It is important to recognize with the listing business that it is closely regulated by the SEC and as many of you know, it is impossible for us to make a pricing change that doesn’t meet the approval of the SEC. Now on this topic, and it will be a big topic that NYSE Euronext tries to use against us, it is important to recognize that we have communicated with all of the appropriate agencies, and now that we have a formal in place, we will involve ourselves in very lengthy discussions.

In wrapping up today’s conversations, I want to repeat that this opportunity to bid for NYSE Euronext certainly fell in our lap, it’s a once in a lifetime opportunity, and we are being opportunistic about it. We have to make sure though that we have focused in on our business, because this opportunity could be turned down by the DOJ, or most importantly, it’s critical that we perform because we have come forward with both a stock and a cash offer. As we hit our quarterly numbers, our stock goes higher, our bid then automatically increases. The same thing with ICE. And that’s certainly the best way to increase your bid, just having your stock price rise based upon your improved performance. This process will probably take the rest of 2011. We will keep you updated as we hit certain milestones in the process. But it is clearly important to keep you involved in what we are doing. I give the same advice to myself, the senior management team. This has to be one of the things we are doing, just as we did for Dodd Frank, just like we had the E.U. legislation, but it can’t impact our day to day working environment. I thank you for your time today. We certainly will be talking about this more in the days, weeks and months to come. But we have to keep doing what we are doing – we are doing it well, we have a great business model, and we will see what develops.

Forward-Looking Statements

Information set forth in this communication contains forward-looking statements that involve a number of risks and uncertainties. NASDAQ OMX and IntercontinentalExchange caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to (i) projections about future financial results, growth, trading volumes, tax benefits and achievement of synergy targets, (ii) statements about the implementation dates and benefits of certain strategic initiatives, (iii) statements about integrations of recent acquisitions, and (iv) other statements that are not historical facts. Forward-looking statements involve a number of risks, uncertainties or other factors beyond NASDAQ OMX’s and IntercontinentalExchange’s control. These factors include, but are not limited to, NASDAQ OMX’s and IntercontinentalExchange’s ability to implement its strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk, U.S. and global competition, and other factors detailed in each of NASDAQ OMX’s and IntercontinentalExchange’s filings with the U.S. Securities Exchange Commission (the “SEC”), including (i) NASDAQ OMX’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on NASDAQ OMX’s website at http://nasdaqomx.com and (ii) IntercontinentalExchange’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on IntercontinentalExchange’s website at http://theice.com. NASDAQ OMX’s and IntercontinentalExchange’s filings are also available on the SEC website at www.sec.gov. Risks and uncertainties relating to the proposed transaction include: NASDAQ OMX, IntercontinentalExchange and NYSE Euronext will not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals and financing commitments will not be obtained on satisfactory terms and in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of NYSE Euronext’s operations with those of NASDAQ OMX or IntercontinentalExchange will be materially delayed or will be more costly or difficult than expected. NASDAQ OMX and IntercontinentalExchange undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important Information About the Proposed Transaction and Where to Find It:

Subject to future developments, additional documents regarding the transaction may be filed with the SEC. This material is not a substitute for the joint proxy statement/prospectus or any other documents NASDAQ OMX, IntercontinentalExchange and NYSE Euronext would file with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER DOCUMENTS NASDAQ OMX, INTERCONTINENTALEXCHANGE AND NYSE EURONEXT WOULD FILE WITH THE SEC, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, if and when such document becomes available, and other relevant documents filed by NYSE Euronext, IntercontinentalExchange and/or NASDAQ OMX, without charge, at the SEC’s website (http://www.sec.gov). Copies of the final proxy statement/prospectus, if and when such document becomes available may be obtained, without charge, by directing a request to NASDAQ OMX at One Liberty Plaza, New York, New York 10006, Attention: Investor Relations, in the case of NASDAQ OMX’s filings, or IntercontinentalExchange, at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia,

30328, Attention: Investor Relations, or by emailing a request to ir@theice.com, in the case of IntercontinentalExchange’s filings.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation:

NASDAQ OMX, IntercontinentalExchange, and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.

You can find information about NASDAQ OMX and NASDAQ OMX’s directors and executive officers in NASDAQ OMX’s Annual Report on Form 10-K, filed with the SEC on February 24, 2011, NASDAQ OMX’s proxy statement, filed with the SEC on April 16, 2010 for its 2010 annual meeting of stockholders, and NASDAQ OMX’s current reports on Form 8-K, filed on February 14, 2011 and February 24, 2011.

You can find information about IntercontinentalExchange and IntercontinentalExchange’s directors and executive officers in IntercontinentalExchange’s Annual Report on Form 10-K, filed with the SEC on February 9, 2011, IntercontinentalExchange’s current report on Form 8-K filed on March 7, 2011 and IntercontinentalExchange’s proxy statement for its 2010 annual meeting of stockholders, filed with the SEC on April 5, 2010.

Additional information about the interests of potential participants will be included in the joint prospectus/proxy statement, if and when it becomes available, and the other relevant documents filed with the SEC.